Exhibit 99.1

Date: November 8, 2011

To: DISH Employees with DISH Stock Options

From: Stephen Wood

Re: Stock Option Exercise Price Adjustment

On November 1, 2011, the Board of Directors of DISH Network Corporation (“DISH”) declared a non-recurring dividend of $2.00 per share on its outstanding Class A and Class B common stock, which will be payable in cash on December 1, 2011 to shareholders of record on November 17, 2011.

Adjustment to Options

To appropriately reflect the value of the dividend in the DISH employee stock incentive plans, the DISH Board Committee administering the plans has authorized a decrease of up to $2.00 per share in the exercise price of existing unexercised and unexpired stock options; provided, that the exercise price of eligible stock options will not be reduced below $1.00.  The exact amount of the adjustment will be based on the difference between: (i) the closing price of DISH’s Class A common stock on the trading day immediately before the “ex-dividend date” as reported on the Nasdaq Global Select Market and (ii) the price of the first non-cross block trade on the “ex-dividend date” as reported on the Nasdaq Global Select Market.  Please note that, if the difference is less than $0.50, then there will be no adjustment to the exercise price of stock options.  The “ex-dividend date” is set by Nasdaq, but is expected to be on or around November 15, 2011.  Any adjustment to the exercise price will not affect the vesting or expiration of your stock options.

However, because making an adjustment would cause certain of our employee stock options that would otherwise be treated as incentive stock options (“ISOs”) for U.S. Federal income tax purposes to lose ISO tax treatment, we will not make an adjustment for those options without the consent of DISH employees who hold ISOs.  The consent will be solicited through a one-time voluntary exchange offer (the “Exchange”).  Holders of ISOs will have a specific timeframe to participate in an Exchange — currently expected to begin by year-end (on a date that has not yet been set) and expire twenty business days later.  Please note that the exercise price of all existing unexercised and unexpired ISOs will not be adjusted until completion of an Exchange, which may not occur until early 2012.

No such consent is required with respect to eligible non-qualified stock options because an adjustment of the exercise price will not affect how those options are treated for tax purposes.  All eligible non-qualified stock options will be automatically adjusted by DISH.  Please note, however, that the exercise price of all existing unexercised and unexpired non-qualified stock options will not be adjusted until completion of an Exchange, which may not occur until early 2012.

If you exercise stock options before the completion of an Exchange, you will not benefit from any adjustment to the exercise price of those stock options.  This includes the exercise of stock options during any open trading window before the completion of an Exchange.

Payment on RSUs

DISH will also make a payment in an amount of up to $2.00 per DISH restricted stock unit (“RSU”) on existing unvested and unexpired DISH RSUs as such RSUs vest in accordance with the terms and conditions of the applicable DISH RSU agreement.  The exact amount of the payment for RSUs will be based on the same criteria as described above for the adjustment to stock option exercise prices and will be made shortly after such RSUs vest.  The payment will not affect the vesting or expiration of DISH RSUs.

Other Stock Holdings

Employees who hold shares of DISH’s common stock as of the record date will receive the dividend payment on those shares through normal brokerage procedures.  Employees who hold shares of DISH’s common stock through the 401(k) plan as of the record date will receive the dividend payment in their 401(k) account.  The payment to the 401(k) account will be invested in accordance with the employee’s current investment elections.

We will communicate additional details via email from time to time to explain the Exchange and the procedures for participating.

Please monitor your email for this upcoming information.

Please email stock.options@dishnetwork.com or call 1-855-256-0682 with any questions you may have.

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The Exchange described in this letter has not yet commenced.  If an Exchange is commenced, DISH will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or the SEC.  Persons who are eligible to participate in the Exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange.

DISH stockholders and stock option holders will be able to obtain the written materials described above and other documents filed by DISH with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.